EXPENSE LIMITATION AND
REIMBURSEMENT AGREEMENT

This AGREEMENT is made this 1st day of July 2011, between CNI Charter Funds (the “Trust”), a Delaware statutory trust, City National Asset Management, Inc. (“CNAM”), a California corporation, and Cove Street Capital, LLC, a Delaware limited liability company (“CSC”).

WHEREAS, CNAM has entered into an Investment Management Agreement with the Trust pursuant to which CNAM agrees to provide, or arrange for the provision of, investment advisory and management services to the series of the Trust; and

WHEREAS, CSC has entered into an Investment Sub-Advisory Agreement with CNAM pursuant to which CSC agrees to provide investment advisory and management services to the CSC Small Cap Value Fund series of the Trust (the “Fund”); and

WHEREAS, the Trust, CNAM and CSC believe that limiting the total expenses of shares of the Fund is in the best interests of the Fund;

NOW, THEREFORE, the parties hereto do hereby agree as follows:

1.           Limit on Operating Expenses. CNAM and CSC hereby agree to limit the Operating Expenses of each class of the Fund to the respective annual rate of total Operating Expenses specified for that class in Appendix A of this Agreement (each, an “Expense Cap”).  The Expense Caps may be implemented by waivers of investment advisory fees and/or reimbursement of expenses, at the discretion of CSC.  If CSC chooses to implement the Expense Caps by waiver of investment advisory fees, CNAM agrees to waive the investment advisory fees payable to it by the Fund pursuant to the Investment Management Agreement in the amounts necessary to achieve the Expense Caps, and CSC agrees that the investment sub-advisory fees payable to it by CNAM shall be proportionately reduced.  CSC further agrees that any reimbursement of expenses to limit Operating Expenses in accordance with an Expense Cap shall be the responsibility of CSC.

2.           Definition.  For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund, including CNAM’s investment advisory or management fee as described in the Investment Management Agreement and other expenses described in the Investment Management Agreement, but does not include any front-end or contingent deferred loads, taxes, interest, brokerage commissions, acquired fund fees and expenses, or extraordinary expenses such as litigation expenses.

3.           Reimbursement of Fees and Expenses.  CSC, pursuant to the Investment Sub-Advisory Agreement, retains its right to receive reimbursement of reductions of its investment advisory fee and Operating Expenses paid by it that are not its responsibility as described in the Investment Sub-Advisory Agreement.

4.           Recoupment Balance.  Any fee reduced by CSC, or Operating Expenses paid by it (collectively, “subsidies”), pursuant to this Agreement may be reimbursed by the Fund to CSC no later than the end of the third fiscal year following the year to which the subsidy relates if the aggregate expenses for that period do not exceed an Expense Cap in effect at the time the subsidies were incurred or any more restrictive limitation to which CSC has agreed (subsidies available for reimbursement to CSC under this paragraph are collectively referred to as the “Recoupment Balance”) and if the Board of Trustees approves the reimbursement.  CSC generally shall seek reimbursement on a rolling three-year basis whereby the oldest subsidies are recouped first.  CSC may not request or receive reimbursement of the Recoupment Balance in any year before payment of the Fund’s operating expenses for such year and may not cause the Fund to exceed an Expense Cap or any other agreed upon expense limitation for that year in making such reimbursement.  CSC agrees not to request or seek reimbursement of subsidized Operating Expenses that are no longer eligible for reimbursement.

5.           Term.  This Agreement shall continue in effect until January 28, 2012, unless sooner terminated in accordance with Section 6 herein.

6.           Termination.  This Agreement may be terminated at any time by the Trust on behalf of the Fund or by the Board of Trustees of the Trust upon sixty (60) days’ written notice to CNAM and CSC without payment of any penalty and shall automatically terminate upon the termination of the Investment Management Agreement or Investment Sub-Advisory Agreement.

7.           Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other parties.

8.           Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

9.           Captions.  The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

10.         Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

*** Signature Page Follows ***

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CNI CHARTER FUNDS		CITY NATIONAL ASSET MANAGEMENT, INC.

By:	/s/ Timothy G. Solberg	By:	/s/ Timothy G. Solberg
Name:	Timothy G. Solberg	Name:	Timothy G. Solberg
Title:	VP & Asst. Secretary	Title:	SVP & Director, Sub-Advised Funds

COVE STREET CAPITAL, LLC

By:	/s/ Daniele Beasley
Name:	Daniele Beasley
Title:	President

SCHEDULE A

The annualized expenses of each class of the Fund will be limited to the following annual rate of average daily net assets shown below:

Class	Expense Limitation
Institutional Class	1.24%
Class N	1.49%
Class R	1.49%

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